MAIL STOP 3720

      August 1, 2006

Mr. Ivan Zweig
Chief Executive Officer
IElement Corporation
17194 Preston Road
Suite 102, PMB 341
Dallas, TX 75248

      Re:	IElement Corporation
   Amendment No. 4 to Registration Statement on Form SB-2
   Filed July 24, 2006
      File No. 333-131451

      Form 10-KSB/A for the year ended March 31, 2006
      Filed July 21, 2006
		File No. 0-29331

Dear Mr. Zweig:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form SB-2

Summary Balance Sheet Information, page 2
1. Please mark the December 31, 2004 balance sheet information as "restated."




Risk Factors, page 3

2. Item 8A to your amended Form 10-KSB filed on July 21, 2006 states that your CEO and CFO concluded your disclosure controls and procedures were not effective. Please provide a risk factor disclosing the nature of the material weakness that resulted in your ineffective disclosure controls and procedures. Include disclosure both in the risk factor and in an amended Form 10-KSB about when the material weakness was identified, by whom it was identified, when the material weakness first began, and the impact it has had on your financial results. In the amended Form 10-KSB, replace the vague discussion of your "process of designing and implementing and continuing to enhance controls to aid in the correct preparation, review, presentation and disclosures of our Consolidated Financial Statements" with disclosure of the specific steps that the company has taken to remediate the material weakness, and indicate whether the company believes that the material weakness still exists at the end of the period covered by the report. Include similar disclosure in your MD&A in both the registration statement and Form 10-KSB about the material weakness and any potential material impact on your financial condition.

Gain (Loss) From Operations, page 17
3. We note your presentation of EBITDA, a non-GAAP financial measure.
Regulation G and Item 10 of Regulation S-B require registrants to disclose the following:
* The most directly comparable GAAP financial measure; and
* A quantitative reconciliation of the non-GAAP financial measure to
the most directly comparable GAAP financial measure. This reconciliation requirement applies to historical financial information and, to the extent available without unreasonable effort, to prospective financial information.
Also note that registrants must present the comparable GAAP
measure
with equal or greater prominence and must disclose why the non-
GAAP
financial measures are useful to investors.  Please revise to provide
the require information.
Security Ownership of Certain Beneficial Owners and Management,
page
31
4. As directors of the company, Messrs. Stovall and Willey should be included in the table. See Item 402(b) of Regulation S-B. Please also confirm the number and percentage of shares held by your officers and directors as a group. The current amount appears to reflect shares owned by Messrs. Brault and Weger. In providing this revised disclosure, update the table to the most recent practicable date.


Financial Statements

Consolidated Statement of Operations, page F-3
5. It appears that the caption "cost of sales" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "cost of sales."
Consolidated Statements of Cash Flows (Restated)
6. Please remove the total adjustments line item.

Form 10-KSB/A for the fiscal period ended March 31, 2006
7. Please comply with the comments above in future filings.

Item 8A.  Controls and Procedures

8. You state that "[o]ther than indicated above, there were no changes in the Company`s internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company`s internal control over financial reporting." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
9. We note the disclosure in the last paragraph of this section regarding the "inherent limitations" on the effectiveness of systems of disclosure controls and procedures and that controls may become inadequate due to changes in conditions or deterioration in compliance. This disclosure is confusing to the extent that it may imply your disclosure controls and procedures might not operate effectively even under circumstances where your disclosure controls and procedures should reasonably be expected to operate effectively.
It also may imply that you will not comply with policies and procedures relating to financial reporting, including conducting periodic evaluations of your disclosure controls and procedures, or that you may comply to a lesser extent. If true, this would appear to be inconsistent with the regulatory requirement to establish and maintain effective disclosure controls and procedures. As such, please revise to remove this entire paragraph or revise to clarify this disclosure. Also comply with this comment in future filings.

      As appropriate, please amend your registration statement and Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me at (202) 551-3810 with any other questions.


      Sincerely,




      Michele M. Anderson
								Legal Branch Chief

cc:	Laura Anthony, Esq.
	Fax: (561) 514-0832






Mr. Ivan Zweig
IElement Corporation
August 1, 2006
p. 1